SECURE ONE, INC
#200, 10041- 81 avenue
EDMONTON, ALBERTA. CANADA
T6E 1W7
Ph. 780.424.4293

November 30, 2004

04054118

SUPPL

U.S. Securities & Exchange Commission
450-5th Street N.W. Mail Stop 3-9
Washington D.C. USA. 20549
Attn. International Corporate Finance.

RE: 12 g 3-2(b) File # 82 – 4890

To whom it may concern.

Please find attached current financial information for the 12g3-2(b) file for SECURE ONE, INC.

Please find attached the Audited financial statements for the period ending SEPTEMBER 30, 2004.
I have included the last News Release dated October14 ,2004.

Please file accordingly.

Thank you for your time,

Yours truly

LEONARD D. JAROSZUK
President

dlw 1/7

B

12g3-2-(b)
File# 82-4890

SECURE ONE, INC.

CORPORATE UPDATE

October 14, 2004 TSX Venture Symbol "SZZ"

With the completion of its acquisition of United Protection Services Inc., Secure One, Inc. is continuing its expansion into the private securities protection service to businesses, governments and institutions. The acquisition of a target in British Columbia's Lower Mainland is nearing completion. It will be a strategic acquisition as the location will create a solid base for expansion into the Lower Mainland and Interior British Columbia markets. The target has estimated sales of $2.5 million for 2004, 160 full or part-time employees and a fleet of 13 vehicles. The corporation is also exploring acquisitions in other locations, including Calgary.

In addition it intends to devote increasing resources to the development of remote digital monitoring and electronic surveillance. The corporation has been retained as subcontractor to provide security services for six hospitals in the Lower British Columbia Mainland, and has been awarded a major contract to provide security services for the construction phase of a large heavy oil project southeast of Fort McMurray. The corporation has further submitted tenders on $8,000,000 to $10,000,000 of new project contracts for 2005, and management believes its tenders are competitive on a majority of the projects. It has also appointed Curtis Long, a member of the Law Society of Alberta since 1975, as in-house counsel. His wide-ranging business experience will assist management in day-to-day legal needs as well as in further acquisitions.

The corporation also announces that it will be applying to the TSX Venture Exchange to effect an exempt distribution of up to 4,000,000 units at $0.25 per unit, each consisting of one common share and a warrant to acquire a further share at $0.35 if exercised on or before March 31, 2005 and at $0.45 if exercised thereafter but on or before September 30, 2005. The net proceeds will be used primarily to assist in financing its geographical expansion of the private security business.

THE TSX VENTURE EXCHANGE INC. DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Secure One, Inc.

Leonard D. Jaroszuk

For further information, contact:
Leonard D. Jaroszuk, Chief Executive Officer
Phone: 780.418.0608
Fax: 780.418.0207

12g 3-2(b)
File # 82-4890

SECURE ONE, INC

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(Unaudited)

FOR THE PERIOD ENDED
SEPTEMBER 30, 2004

NOTICE

The accompanying financial statements have been prepared by management.

Auditor involvement:

These statements have not been audited, reviewed or otherwise verified for the accuracy completeness of such information by the Corporation's External Auditor.

Approved by the board:
(signed) "Siguard Jorstad"
(signed) "Leonard D. Jaroszuk"

Edmonton, Alberta
November 29, 2004

SECURE ONE, INC

CONSOLIDATED BALANCE SHEET

	Un-audited. Sep 30, 2004	*Un-audited Sep. 30,* 2003	*Audited Dec. 31* 2003
ASSETS			
CURRENT			
Accounts receivable *(Notes 2)*	$ 1,784,471	$ 1,563,050	$ 1,352,104
Income taxes receivable	16,507	17,650	16,507
Inventory *(Notes 1 & 3)*	13,485	40,132	30,074
Prepaid expenses and deposits	282,080	14,192	12,910
Due from Director *(Note 4)*	---	87,536	38,580
	2,096,543	1,722,560	1,450,175
DEFERRED CHARGES *(Note 5)*	108,876	101,876	108,876
DEFERRED FINANCE CHARGES	430	2,853	2,043
DUE FROM RELATED PARTIES *(Note 6)*	69,001	3,181	65,678
PROPERTY, PLANT AND EQUIPMENT *(Notes 1 & 7)*	142,974	153,696	156,567
INTANGIABLE ASSETS	45,900	---	54,000
GOODWILL *(Notes 1)*	111,025	127,944	111,025
	$ 2,574,749	$ 2,112,110	$ 1,948,364
LIABILITIES			
CURRENT			
Bank indebtedness *(Note 9)*	$ 960,676	$ 634,161	$ 510,244
Accounts payable	836,559	650,634	591,556
Due to related parties *(Note 6)*	---	11,172	---
Callable debt, *due within one year (Note 10)*	---	6,000	4,000
Current portion of obligations under conditional sales contract *(Note 11)*	8,049	32,160	32,160
	1,805,284	1,322,955	1,137,960
OBLIGATIONS UNDER CONDITIONAL SALES CONTRACT *(Note 11)*	9,449	17,486	9,447
DUE TO DIRECTOR	244,034	---	---
FUTURE TAX LIABILITY *(Note 1)*	22,902	17,266	22,902
	2,081,669	1,357,707	1,170,309
SHAREHOLDER'S EQUITY			
SHARE CAPITAL *(Note 12)*	9	9	9
CONTRIBUTED SURPLUS	262,500	---	---
RETAINED EARNINGS, *per accompanying statement*	230,571	754,394	778,046
	493,080	754,403	778,055
	$ 2,574,749	$ 2,112,110	$ 1,948,364

LEASE COMMITMENTS *(Note 14)*

Approved by the board:

(signed) "Siguard Jorstad"

(signed) "Leonard D. Jaroszuk"

The accompanying notes are an integral part of these financial statements.

SECURE ONE, INC.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

	Un-audited 3rd Quarter. Sep. 30, 2004	*Un-audited 3rd Quarter. Sep. 30,* 2003	*Un-audited 9 mos, Sep. 30,* 2004	*Un-audited 9 mos, Sep. 30,* 2003
REVENUE	$ 2,768,795	$ 2,021,233	$ 7,249,187	$ 5,358,780
EXPENSES				
Salaries and benefits	2,257,400	1,450,890	6,086,074	4,264,556
Automotive	97,679	283,682	261,639	449,420
Field telecommunications	35,337	44,142	135,130	111,706
Rent *(Note 13)*	32,529	23,401	89,149	69,303
Telephone and utilities	33,781	13,311	87,211	66,863
Taxes, licenses and insurance	46,372	21,092	128,795	61,286
Office	19,314	26,710	74,443	52,428
Equipment rental	21,129	16,021	43,760	40,565
Equipment	35,419	---	35,419	---
Interest and bank charges	14,726	11,836	37,933	34,214
Advertising and promotion	21,679	10,919	65,352	29,041
Travel	(19,712)	(42,165)	29,069	15,899
Professional fees	(4,395)	8,000	11,981	15,129
Repairs and maintenance	---	1,569	3,025	5,052
Bad debts	23,943	---	27,873	---
	2,615,201	1,869,408	7,116,853	5,215,462
(INCOME) LOSS BEFORE OTHER EXPENSES	153,594	151,825	132,334	143,318
OTHER EXPENSES / INCOME				
Amortization	(15,079)	(9,718)	(46,619)	(62,537)
Profit sharing bonus	(9,720)	(5,863)	(11,231)	(28,041)
Uniforms and accessories *(Note 1)*	(13,297)	(30,959)	(31,918)	(43,841)
Commissions	(8,088)	(12,527)	(38,084)	(25,010)
Consulting fees	29,396	(16,430)	(961)	(16,430)
Compensation	---	---	(316,750)	---
Finance charges	(398)	732	(1,806)	(3,228)
Gain on sale of marketing rights	10,000	---	10,000	---
	(7,186)	(74,765)	(437,369)	(179,087)
(INCOME) LOSS BEFORE INCOME TAXES	146,408	77,060	(305,035)	(35,769)
INCOME TAXES				
Current tax recovery	3,352	12,129	3,352	12,129
Future income tax expense	---	(2,905)	---	(2,905)
	3,352	9,224	3,352	9,224
(INCOME) LOSS FOR THE PERIOD	149,760	86,284	(301,683)	(26,545)
RETAINED EARNINGS, BEGINNING OF PERIOD	185,811	780,939	637,254	780,939
ADJUSTMENTS *(note 19)*	(105,000)		(105,000)	
RETAINED EARNINGS, END OF PERIOD	$ 230,571	$ 867,223	$ 230,571	$ 754,394

The accompanying notes are an integral part of these financial statements.

SECURE ONE, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Un-audited 3rd Quarter. Sep. 30, 2004	*Un-audited 3rd Quarter. Sep. 30,* 2003	*Un-audited 9 mos, Sep. 30,* 2004	*Un-audited 9 mos, Sep. 30,* 2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss (income) for the period	$ 149,760	$ 86,284	$ (301,683)	$ (26,545)
Adjustments for:				
Compensation	---	---	316,750	---
Prior period adjustments *(note 19)*	(105,000)		(105,000)	
Amortization	15,079	9,718	46,619	62,537
Deferred finance charges	398	(732)	1,806	3,228
	60,237	95,270	(41,508)	39,220
Changes in non-cash working capital:				
(Increase) decrease in accounts receivable	(169,523)	(354,010)	(432,367)	(309,740)
(Decrease) increase in inventory	3,709	24,070	20,298	23,501
Decrease (increase) in income tax receivable *(net)*	---	(8,062)	---	---
Decrease (increase) in prepaid expenses and deposits	(217,473)	(23,630)	(269,170)	37,882
Increase in deferred charges	---	(1,430)	---	(46,213)
(Increase) decrease in accounts payable	101,860	181,831	239,146	90,174
(Decrease) increase in income taxes payable	---	---	---	(49,607)
Increase in future tax liability	---	---	---	2,905
Cash flows (used in) from operating activities	(221,190)	(85,961)	(483,601)	(211,878)
CASH FLOWS FROM INVESTING ACTIVITIES				
(Purchase of) property, plant and equipment	(2,309)	(15,511)	(24,926)	(26,915)
(Purchase of) disposal of goodwill	---	(39,556)	---	(40,000)
(Increase) decrease in deposit	---	---	---	---
Cash flows (used in) from investing activities	(2,309)	(55,067)	(24,926)	(66,915)
CASH FLOWS FROM FINANCING ACTIVITIES				
(Repayment of) callable debt	---	(2,000)	(4,000)	(6,000)
(Repayment of) obligations under conditional sales contracts	(8,032)	(8,041)	(24,120)	(24,116)
Increase (decrease) in due from / to related companies	28,819	(3,181)	(2,723)	(37,469)
(Increase) decrease in due from / to director *(net)*	95,064	(2,861)	88,938	(106,296)
Decrease increase in long-term debt	---	32,121	---	---
Cash flows (used in) from financing activities	115,851	16,038	58,095	(173,881)
NET (DECREASE) IN CASH	(107,648)	(124,990)	(450,432)	(452,674)
(BANK INDEBTEDNESS), BEGINNING OF PERIOD	(853,028)	(509,171)	(510,244)	(181,487)
(BANK INDEBTEDNESS), END OF PERIOD	$ (960,676)	$ (634,161)	$ (960,676)	$ (634,161)
INCOME TAXES PAID	---	$ 950	---	$ 37,551
INTEREST PAID	$ 12,667	$ 4,123	$ 31,231	$ 34,214

The accompanying notes are an integral part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

GENERAL

The Company is incorporated under the laws of Alberta. Its principal business is providing security services in Edmonton and other branch locations. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles including:

INVENTORY

The Company records inventory, consisting of uniforms and accessories, at the lower of cost and net realizable value. The Company then expenses this inventory over three years. All non-returned uniforms and accessories are expensed. The Company has introduced a new policy whereby it will purchase uniforms then sell these uniforms to staff in the Alberta and British Columbia regions.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is recorded using the declining balance method at the following annual rates:

Vehicles	30 %
Furniture, fixtures and equipment	20 %
Computer equipment	30 %
Computer software	100 %
Storage unit	20 %

Leasehold improvements are amortized over the life of the lease.

In the year of acquisition amortization is calculated at one-half the annual rate.

GOODWILL

Goodwill represents the excess of the cost of acquisitions over the fair value of net identifiable assets acquired. Goodwill is not amortized but is subject to an annual impairment test, or earlier when circumstances indicate impairment may exist. When the estimated fair value of goodwill is lower than its carrying amount, the difference is charged against income.

INTANGILBE ASSETS

Intangible assets are amortized on a straight-line basis over the following terms:

Customer list (1)	5 years
Customer list (2)	5 years

FINANCIAL INSTRUMENTS

Recognized financial instruments

The carrying values of cash, accounts receivable, accounts payable, employee payroll deductions, customer deposits, demand loans and obligations under conditional sales contracts approximate their fair value due to the relatively short period to maturity of the instruments. The book value of long-term debt approximates its fair market value.

1. **SIGNIFICANT ACCOUNTING POLICIES** *(cont'd)*

Recognized financial instruments (cont'd)

The Company's financial instruments consist of cash, accounts receivable, accounts payable, employee payroll deductions, customer deposits, demand loans and obligations under conditional sales contracts. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Concentration of credit risk

The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers and maintains provisions for contingent credit losses. The Company also minimizes its credit risk by dealing with a large number of customers in various industries.

Interest rate risk

The bank indebtedness and the callable debt of the Company generally bears a floating rate of interest, which exposes the Company to interest rate fluctuations. It is management's opinion that the Company is not exposed to significant interest rate risk arising from these financial instruments.

FUTURE INCOME TAXES

Commencing January 1, 2002 the Company adopted the liability method of accounting for income taxes as outlined in the provisions of section 3465 of the handbook of the Canadian Institute of Chartered Accountants.

The Company follows the asset and liability method of tax accounting for future income taxes. Temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or anticipated to apply in the periods when the temporary differences are expected to reverse. *(Note 13)*

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

The statement of cash flows has been prepared using the indirect method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:	*Un-audited. Sep 30,* 2004	*Un-audited Sep. 30,* 2003	*Audited Dec. 31* 2003
Trade receivables	$ 1,715,791	$ 1,520,189	$ 1,303,404
Other receivables	68,680	42,861	18,700
Westone Ventures Inc	---	---	30,000
	$ 1,784,471	$ 1,563,050	$ 1,352,104

3. INVENTORY

Inventory consists of the following:	*Un-audited. Sep 30,* 2004	*Un-audited Sep. 30,* 2003	*Audited Dec. 31* 2003
Uniforms and accessories *(Note 1)*	$ 13,485	$ 40,132	$ 30,074

4. DUE FROM/TO DIRECTOR

The amount due from/to director is non-interest bearing and no fixed term of repayment.

5. DEFERRED CHARGES

The Company is currently in the process of creating the framework of administrative and operational procedure manuals. These manuals will be used as a foundation to attract existing security companies to utilize this Company's expertise and expand the business. The direct labour costs amount to $108,876 have been deferred as this program will benefit future periods.

6. DUE FROM (TO) RELATED PARTIES

The amounts due from (to) related parties are non-interest bearing and have no specific terms of repayment:

	Un-audited. Sep 30, 2004	*Un-audited Sep. 30, 2003*	*Audited Dec. 31 2003*
United Victims Assistance Foundation	$ 56,414	$ 68,354	$ 64,083
Consolidated Security Systems Inc.	---	---	875
Security Officer Career College Inc.	---	(32,444)	---
KBJ Internation Ventures Inc. (formerly R.W. Rentals)	12,587	(32,729)	---
	$ 69,001	$ 3,181	$ 65,678

Consolidated Security Systems Inc., Security Officer Career College Inc., KBJ Internation Ventures Inc. and the Company are related due to common control. United Victims Assistance Foundation is related as the director and employees of the Company are on the board of directors of this not for profit organization.

7. PROPERTY, PLANT AND EQUIPMENT

			Net Book Value		
	Cost	Accumulated Amortization	*Un-audited. Sep 30, 2004*	*Un-audited Sep. 30, 2003*	*Audited Dec. 31 2003*
Vehicles	$ 236,593	$ 187,630	$ 48,963	$ 69,760	$ 63,179
Furniture, fixtures and equipment	127,721	75,410	52,311	45,660	45,575
Computer equipment	108,640	83,004	25,636	26,317	31,147
Computer software	49,871	43,243	6,628	2,812	7,492
Storage unit	16,772	8,602	8,170	7,573	7,685
Leasehold improvements	3,349	2,083	1,266	1,574	1,489
	$ 542,946	$ 399,972	$ 142,974	$ 153,696	$ 156,567

8. INTANGIBLE ASSETS *(Note 1)*

			Net Book Value		
	Cost	Accumulated Amortization	*Un-audited. Sep 30, 2004*	*Un-audited Sep. 30, 2003*	*Audited Dec. 31 2003*
Customer List (1)	$ 40,000	9,400	30,600	---	$ 36,000
Customer List (2)	$ 20,000	4,700	15,300	---	$ 18,000
	$ 60,000	$ 14,100	$ 45,900	---	$ 54,000

9. BANK INDEBTEDNESS

Substantially all of the Company's assets have been pledged as collateral to the bank.

10. CALLABLE DEBT

	Un-audited *Sep 30,* 2004	*Un-audited* *Sep. 30,* 2003	*Audited* *Dec. 31* 2003
Small business loan, repayable in monthly installments of $667 plus interest at prime plus 1%, secured by a guarantee of the director and a corporate guarantee of Security Officer Career College Inc. *(a related company).*	---	$ 6,000	$ 4,000
Less payments due within one year	---	6,000	4,000
	---	$ ---	$ ---

11. OBLIGATIONS UNDER CONDITIONAL SALES CONTRACTS

The Company has the following conditional sales contracts on automotive equipment.

	Un-audited. Sep 30, 2004	*Un-audited Sep. 30,* 2003	*Audited Dec. 31* 2003
Contract, repayable in monthly instalments of $867 including interest at 6.8%, secured by a specific vehicle with a net book value of $14,201 and matures on June 26, 2005.	$ 7,803	$ 18,200	$ 15,600
Contract, repayable in monthly instalments of $867 including interest at 6.8%, secured by a specific vehicle with a net book value of $14,201 and matures on June 26, 2005.	$ 7,803	$ 18,200	$ 15,600
Contract, repayable in monthly instalments of $545 including interest at 8.75%, secured by a specific vehicle with a net book value of $5,965and matures on November 3, 2004.	$ 1,090	$ 7,629	$ 5,993
Contract, repayable in monthly instalments of $401 including interest at 8.75%, secured by a specific vehicle with a net book value of $4,393 and matures on November 3, 2004.	$ 802	$ 5,617	$ 4,414
	17,498	49,646	41,607
Less current portion	8,049	32,160	32,160
	$ 9,449	$ 17,486	$ 9,447

Principal payments over the next year are as follows:		
	2005	9,449
		$ 9,449

12. SHARE CAPITAL

		Un-audited Sep. 30, 2004
Authorized:		
Unlimited number of common shares		
Unlimited number of preferred non-voting shares		
Issued:		
Balance 12/31/2003	18,170,600	$1,515,937
Issue during the period	28,275,000	2,881,750
	46,445,600	4,397,687
Less acquisition adjustment *(Note 17)*		(4,397,678)
Balance at 09/30/2004		$ 9

12. SHARE CAPITAL *(cont'd)*

The company follows the accounting policy of reducing the proceeds from the issue of new shares by the costs directly related to the issuance.

The preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

The Corporation entered into a Director's and Management Stock Option Agreement on August 17, 1998. This agreement granted to the officers and directors an option to purchase 750,000 (250,000 prior to 3:1 split) shares at a price of $0.0667 (0.20 prior to 3:1 split) per share. A total of 571,000 options were exercised in 1999 and 2000. The remaining 179,000 options expired on August 2003.

On June 1, 2000, through private placement, the Corporation issued 2,000,000 units at $0.24 per unit, with each unit consisting of one common share and one warrant to purchase an additional common share at $0.10/share if exercised on or before the expiration of two years from the date of the warrants, $0.15/share in the third year, $0.20/share in the fourth year, and $0.25/share in the fifth year from the date of the warrants.

On August 19, 2003 through private placement, the Corporation issued 650,000 common shares at $0.10 per share to Richfield Exploration Inc. in the settlement of debts of the corporation owing to Richfield Exploration Inc.

On April 5, 2004, the Corporation issued 22,500,000 shares at $0.10 per share to purchase all of the issued and outstanding shares of United Protection Services Inc. (United). Currently with the above issuance, the Corporation reduced its indebtedness to a director by $500,000 by means of the issuance of 5,000,000 shares at $0.10 per share.

During the second period, a director exercised 775,000 options at the price of $0.10 per share.

STOCK OPTIONS

The Company prospectively adopted the recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.

Under section 3870 of the CICA handbook, compensation expense is recognized at the time options are granted, modified or settled. As a result of the application of this method, compensation expense of $316,750 was recognized in the second period of the financial statements.

SECURE ONE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. RELATED PARTY TRANSACTIONS

The Company had the following transactions with related parties during the period:

	Un-audited Sep 30, 2004	*Un-audited Sep. 30,* 2003	*Audited Dec. 31* 2003
Rent received *(United Victims Assistance Foundation)*	7,650	$ 7,650	$ 10,200
Rent received *(Security Officer Career College Inc.)*	2,700	2,700	3,600
Rent received *(KBJ Internation Ventures Inc.)*	3,600	3,600	4,800
Rent paid *(Security Officer Career College Inc.)*	36,000	36,000	48,000
Guard surcharge revenue *(United Victims Assistance Foundation)*	---	---	31,596
Vehicle rentals paid (KBJ Internation Ventures Inc)	2,250	---	17,681
Reimbursements of repairs on vehicle (KBJ Internations Inc)	2,581	---	6,344

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related companies.

The Company's director has provided personal guarantees of bank debt. No amount has been charged to the company in respect of these guarantees.

14. LEASE COMMITMENTS

The Company leases office space at various locations. The Company is committed to office lease payments for its head office in the amount of $4,000 per month expiring July 2005. At other locations, the Company is committed to an annual lease payment of $7,800 and $2,640 which expire on December 31, 2003. They are also committed to an annual lease payment of $6,720 which expires on January 31, 2004. All other locations have month to month lease arrangements.

15. PROFIT SHARING BONUS

Under an operating agreement with one security branch, 50% of the net profit was paid to operators.

16. COMPARATIVE FIGURES

The comparative figures shown are un-audited and are for the 3rd quarter of 2003 and 9 month period ended September 30, 2003.

17. SIGNIFICANT EVENT

On April 2, 2004, SECURE ONE, INC. acquired 100% of the issued and outstanding shares of United Protection Services INC. (United) in exchange for 22,500,000 of its common shares valued at $0.10 per share for total consideration of $2,250,000. Secure One Inc. has also issue 5,000,000 common shares for settlement of $500,000 of director advances. Effective control of SECURE ONE, INC. has change following the transaction as the sole shareholder of United has acquired effective control of SECURE ONE, INC. This transaction has been accounted for as a reverse takeover under section 1581 of the CICA handbook.

The Company is currently in the process of concluding a strategic acquisition of a target company in British Columbia's Lower Mainland. The Company has advanced $125,000 to the target company which will be capitalized upon completion of the acquisition.

18. EARNINGS / (LOSS) PER SHARE

Basic loss per share have been calculated using net loss for the period divided by the weighted average number of the Company's shares outstanding during the period. The weighted average number of shares outstanding is determined by calculating the shares issued during the period and weighted for the portion of the period that were outstanding. Fully diluted earnings per share have been calculated using the treasury stock method which gives effect to the diluted value of stock options outstanding. The earnings per share are calculated as follows.

	3 month period ended	Weighted average common Shares	Earnings per share	9 month period ended	Weighted average common shares	Loss per share
Basic	$ 149,760	46,445,600	$0.003	$ (301,683)	37,020,600	$(0.008)
Fully diluted	$ 149,760	46,445,600	$0.003	$ (301,683)	37,020,600	$(0.008)

The potential effect of the exercise of options does not materially affect the earnings per shares.

19. SUBSEQUENT EVENT

In accordance with Canadian Generally Accepted Accounting Principles, specifically EIC-14, adjustments were made to various accounts to reflect additional information relating to the acquisition of United Protection Services INC. by SECURE ONE, INC. The changes have been applied prospectively with the following results.

The statement of income and retained earnings reflects a decrease in retained earnings of $105,000, decrease in professional fees of $24,000, decrease in consulting fees of $33,157 and a decrease in office expenses of $17,500.

Management's Discussion Analysis

For the three and nine months ended September 30, 2004

The following management's discussion and analysis of the results of operations and financial condition of Secure One, Inc. is made as of November 29, 2004 and should be read in conjunction with the un-audited interim consolidated financial statements and notes for the three and nine months ended September 30, 2004. The consolidated financial statements of Secure One, Inc and its wholly-owned subsidiary, United Protection Services Inc. have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The consolidated statements and management's discussion and analysis have been approved by the Company's Directors and are presented in Canadian dollars unless otherwise specified.

The preparation of financial statements and related disclosures in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets, liabilities, revenue, expenses and contingencies. Management bases its estimates on historical experience and on other assumptions that are believed, at the time, to be reasonable under the circumstances.

Forward-looking Statements

This management's discussion and analysis contains forward-looking information based on management's best estimates and the current operating environment. These forward-looking statements relate to anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipated", "believe", "expect", "plan", or similar words suggesting future outcomes. Such forward-looking statements are as of the date on which such statements are made and are subject to a number of known and unknown risks, uncertainties and other factors, which could cause actual results or events to differ materially from future results expressed, anticipated or implied by such forward-looking statements. Such factors include, but are not limited to, changes in market and competition, technological development and potential downturns in economic conditions generally.

Overview

Secure One, Inc. is the sole shareholder of United Protection Services Inc, which is headquartered in Edmonton, Alberta, Canada. The Company operates various types of security services which includes Static Security, Mobile Patrol, Alarm Response, Loss Prevention, Investigations and have recently diversified into the Security Hardware Industry.

Revenue Growth

The Company is experiencing increasing revenue as a result of continued increasing requirement for its services offered. This growth trend is expected to continue to increase as the Company moves into the last quarter of its financial year end.

The company was awarded a major security contract which was effective in the last month of the second quarter of 2004. The Company has further submitted tenders on additional major projects and management believes its tender are competitive on a majority of these tenders.

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Expense Reduction

Management continues to focus in expense reduction throughout the Company.

Acquisitions

The Company will undertake a plan of growth through disciplined acquisitions. The Company's business development team is currently looking at a number of opportunities both in existing business lines and in complementary business lines. The Company is currently in the process of concluding a strategic acquisition of a target company in British Columbia's Lower Mainland. The Company has advanced $125,000 to the target company which will be capitalized upon completion of the acquisition.

Financial Results

Selected Financial Information

Quarterly Data

Selected quarterly consolidated financial information has been provided in the following table from January 1, 2004.

For the three months ended	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004
Revenue	$2,089,951	$2,390,441	$2,768,795
Direct contribution margin	419,435	450,374	581,597
Contribution percentage	20.07%	18.84%	21.01%
SG&A expenses	414,215	539,560	553,851
EBITDA from operations	5,220	(89,186)	122,016
Extra-Ordinary Item	---	(316,750)	---
Net loss/Income for the periods	$ (16,935)	$ (433,885)	$ 149,760

Results of Operations

Certain Factors That May Affect Revenue Results

The Company expects that its future operating results may be subject to quarterly and annual fluctuations resulting from a variety of factors, including market conditions, changes in customer and geographic distribution. In the Security Hardware Division, revenues are primarily delivered from a small number of large contracts with a portion of revenues in any fiscal quarter, resulting from customer orders received in the same quarter.

Revenue

Revenue for the three month period ended September 30, 2004 increased by 15.83% to $2,768,795 from $2,390,441 for the three months ended June 30, 2004.

The following table summarizes the quarterly revenues over the previous year's quarterly revenue from January 1, 2004

Quarter Ending	Revenue
March 31, 2004	$ 2,089,951
June 30, 2004	2,390,441
September 30, 2004	2,768,795

The approximate geographic breakdown of operating revenues is as follows:

Geographic Locations	1st Quarter ended March 31, 2004		2nd Quarter ended June 30, 2004		3rd Quarter ended September 30, 2004	
Alberta	$1,432,027	68%	$1,400,253	59%	$1,743,181	63%
Saskatchewan	199,301	10%	186,966	7%	185,955	7%
British Columbia	458,623	22%	803,222	34%	839,659	30%

Gross Profit

Gross profit for the three months ended September 30, 2004 was $581,597, an increase of 29.14% compared to the gross profit of $450,374 for the three month period ended June 30, 2004.

Quarter Ending	Gross Profit	% of Revenue
March 31, 2004	$419,435	20.07%
June 30, 2004	450,374	18.84%
September 30, 2004	581,597	21.01%

Operating Expenses

Operating expenses totaled $2,615,201 and $7,116,853 the three and nine month ended September 30, 2004.

Quarter Ending	Operating Expenses	% of Revenue
March 31, 2004	2,084,731	79.93%
June 30, 2004	2,479,627	103.73%
September 30, 2004	2,615,201	94.00%

Net Income / Loss

Net income / loss for the three and nine months ended September 30, 2004 was $149,760 and $(301,683).

Significant elements related to the quarterly performance of the Company over this period include:

- The increase in direct contribution margin.
- The increasing revenues of the Security Hardware Segment which totaled $45,557 for the 3rd quarter ended September 30, 2004.
- Under section 3870 of the CICA handbook, compensation expense is recognized at the time options are granted, modified or settled. As a result of the application of this method, compensation expense of $316,750 was recognized in the second period of the financial statements.

Liquidity and capital Resources

As at September 30, 2004, the Company has a working capital (net current assets) of $291,259 The Company has reported that it will be applying to the TSX Venture Exchange to effect an exempt distribution of up to 4,000,000 units at $0.25 per unit, each consisting of one common share and a warrant to acquire a further share at $0.35 if exercised on or before March 31, 2005 and at $0.45 if exercised thereafter but on or before September 30, 2005. The net proceeds will be used to increase working capital and to assist in the financing its geographical expansion of the private security business.

Contingencies

The Company, in the course of its normal operations, is subject to claims, lawsuits and contingencies. Accruals are made in instances where it is possible that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its financial position.

Related Party Transaction

The company has identified the following companies as related parties.

- United Victims Assistance Foundation
- KBJ Internation Ventures Inc.

As at September 30, 2004, $69,001 is receivable from the above related parties. Balances receivable from related parties are non interest bearing and are fully disclosed in the note 6 of its un-audited interim financial statements ended September 30, 2004.

Competitive Risks

Increased competition may adversely affect market share position, volume of hours serviced and pricing in certain industry sectors.

Critical Accounting Estimates

The accompanying un-audited interim financial statements do not contain all disclosure required by Canadian GAAP for annual financial statements and, accordingly, the financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2003.

General

Unless otherwise specified in the discussion of the specific critical accounting estimates, the Company is not aware of trends, commitments, events or uncertainties that are reasonably expected to materially affect the methodology or assumptions associated with the critical accounting estimates, subject to the circumstances identified above.

Changes are made to assumptions underlying all critical accounting estimates to reflect current economic conditions and updating of historical information used to develop the assumptions, where applicable. Unless otherwise specified in the discussion of the specific critical accounting estimates, it is expected that no material changes in overall financial performance and financial statement line items would arise either from reasonably likely changes in material assumptions underlying the estimates or within a valid range of estimates, from which the recorded estimate was selected.

All critical accounting estimates are uncertain at the time of making the estimates.

Accounts Receivable

The company considers the business area that gives rise to the accounts receivable, maintains minimum standards for awarding credit terms on sale transactions and performs specific account identification when determining its allowance for doubtful accounts.

The estimates of the Company's allowance for doubtful accounts would not materially change from period to period due to the stringent collection policies of the accounting department.

Purchased Technology

The recoverability of the Company's investment in purchased technology is determined by an ongoing analysis of the economic benefits to the purchased technology. The Company estimates the future economic benefits attributed to the purchased technology and compares the results with the net book value of the assets. Assumptions underlying the estimated economic benefit of purchased technology costs include future sales trends, product offering, timing of technological advancements, competitive pressure and consumer acceptance of product and service offering. If management's best estimate of the future economic benefits of the purchased technology costs was adversely affected, the Company could potentially experience a change to amortization expense in the future. Such a change to amortization would not result in a cash outflow.

Goodwill and Intangible Assets

The accounting estimates for goodwill and intangible assets represent approximately 10% of the Company's total assets, as at September 30, 2004 presented in its interim balance sheet. If the Company's estimated fair value were incorrect, the Company could experience increased or decreased charges for changes to the estimated fair value in the future. If the future were to adversely differ from management's best estimate to recover the Company's investment in its goodwill and intangible assets, the Company could potentially experience future material impairment losses in respect of its goodwill and intangible assets. The impairment loss would be recognized and presented as a separate line item in the statement of income and retained earnings.

Revenue Recognition

Revenue is recognized in the same period as the product or service was delivered and matched as closely as possible to the period in which expenses related to the delivery of the product or service were incurred. If a payment is made in advance, it is accounted for as deferred revenue until the period to which it should be matched. At that time, the deferred revenue entry is reversed and the revenue recognized.

Accounting for Income Tax

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognised for the future tax consequences attributed to differences between the financial statements carrying values and the existing assets and liabilities and their income tax basis.

Accounting Policy

The Accompanying un-audited interim financial statements are prepared in accordance with Canadian GAAP using the same accounting policies disclosed in the Company's most recently prepared audited annual financial statements for the year ended December 31, 2003.

Approved by the board:
(signed) "Siguard Jorstad"
(signed) "Leonard D. Jaroszuk"